

March 11, 2011

Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Ave.
New York, NY 10170

      RE: **SL Green Realty Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 28, 2011
               File No. 1-13199

Dear Mr. Mead:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In future periodic filings, please discuss your then current strategy with regard to acquisitions and dispositions, including, if available, quantitative information on your acquisition and disposition pipeline.

2.   Please tell us if the disclosure on pages 41 and 42 relating to "rental revenues" and "property operating expenses," respectively, is the same as the calculations management uses to measure same store net operating income. We may have further comments.

Item 1. Business, page 3

3.   In future periodic filings, please disclose the weighted average maturity and yield on debt and preferred equity investments made during the reporting period. In addition, please include more detailed disclosure regarding your debt and preferred equity portfolio, or include a cross reference to Note 5 to the "Notes to Consolidated Financial Statements."

Occupancy, page 7

4.   In future periodic filings, please present in the table the weighted average occupancy rates for your suburban properties. In future periodic filings, please expand your disclosure under "Historical Occupancy" on page 27 to also address the suburban portfolio.

5.   In future periodic filings, please identify properties you still own that were removed from the same-store pool in the reporting period.

Rent Growth, page 8

6.   In future periodic filings, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases. To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

7.   In future periodic filings, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Acquisitions and Dispositions, page 8

8.   In future periodic filings, please include weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

9.   In future periodic filings, please clarify if rental revenues include lease termination fees and, if so, disclose the amount of those fees.

10.   In future periodic filings, please expand your disclosure regarding leasing activity to disclose leasing commissions per rentable square foot.

11.   We note that your debt and preferred equity segment represents 10-15% of your total assets and total revenues. We also note from your segment disclosures within your footnotes that the debt and preferred equity segment represents a significant portion of your income from continuing operations. In future periodic filings, please provide more

robust disclosure regarding the significance of this segment and its impact on earnings of the company.

Liquidity and Capital Resources, page 45

12.   We note from the investing activities section of the cash flow statement that you had between $100 and $150 million in capital expenditures during 2010. It appears that you have not had any new development over the past couple of years. Please tell us if these capital expenditures primarily relate to tenant allowances and improvements. In future filings please include a discussion of your capitalized expenditures by year including disclosure on the types and amounts of cap ex you are incurring by year (e.g. new development; renovations; tenant allowances; other cap ex). In addition please include a discussion of significant fluctuations from year to year.

Consolidated Statements of Income, page 66

13.   In future periodic filings, please revise the consolidated statements of income to report net interest income as prescribed by Article 9 of Regulation S-X and to include the relevant disclosures of Industry Guide 3 to the extent applicable. Refer to SAB 11-K.

Significant Accounting Policies

Investment in Commercial Real Estate Properties, page 72

14.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.

Note 22. Subsequent Events, page 120

15.   In future periodic filings, in addition to the number of shares sold and the aggregate proceeds, please disclose net proceeds or expenses/commissions, use of proceeds, and amount remaining in the ATM program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney at (202) 551-3673 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief